QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Net income (loss) from continuing operations	$(275,508)	$(259,007)	$(391,203)	$(153,544)	$699,074
Add (subtract):
Equity in (earnings) losses of unconsolidated ventures	(88)	2,738	(2,550)	1,524	11,789
Distributions from unconsolidated ventures	2,920	1,695	28,894	24,325	11,369
Interest expense	142,027	142,220	126,210	116,133	185,368

Total earnings	$(130,649)	$(112,354)	$(238,649)	$(11,562)	$907,600

Fixed Charges
Interest expense	142,027	142,220	126,210	116,133	185,368

Total Fixed Charges	142,027	142,220	126,210	116,133	185,368
Preferred stock dividends	27,025	20,925	20,925	20,925	20,925

Total Combined Fixed Charges and Preferred Stock Dividends	$169,052	$163,145	$147,135	$137,058	$206,293

Ratio of earnings to fixed charges(1)	(0.92)	(0.79)	(1.89)	(0.10)	4.90
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	(0.77)	(0.69)	(1.62)	(0.08)	4.40
Deficiency related to ratio of earnings to fixed charges	$(272,676)	$(254,574)	$(364,859)	$(127,695)	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	$(299,701)	$(275,499)	$(385,784)	$(148,620)	NA

(1)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized in the years ended December 31, 2012, 2011, 2010, 2009 and 2008, the ratios of earnings to fixed charges were 2.38, 1.92, 1.60, 1.63 and 1.41, respectively.

(2)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized in the years ended December 31, 2012, 2011, 2010, 2009 and 2008, the ratios of earnings to combined fixed charges and preferred stock dividends were 2.00, 1.67, 1.38, 1.38 and 1.26, respectively.

QuickLinks

  Exhibit 12.1
Ratio of Earnings to Fixed Charges Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (dollars in thousands)